Exhibit 99.24

Sandspring Resources Ltd. announces appointment of an IR firm

January 25, 2010 – SANDSPRING RESOURCES LTD. (SSP: TSX-V) (“Sandspring” or the “Company”) is pleased to announce that it has entered into an investor relations consulting agreement effective January 22, 2010 with Tydewell Consulting Inc. (“Tydewell”) of Vancouver.

The Tydewell agreement provides for a monthly consulting fee of $6,000 plus GST and the issuance of 200,000 incentive stock options exercisable for 5 years at a strike price of CAD$1.56 per share and which are subject to the Company’s incentive stock option plan (the “Plan”) including vesting provisions. The investor relations agreement, which is subject to the approval of the TSX Venture Exchange, is for an initial renewable term of 12 months, with a 30 day notice of termination provision at any time by either party.

Following this option grant, the Company has 4,553,100 incentive options granted on 71,869,360 shares issued (6.3%).

Mr. Abraham Drost, P.Geo., President of Sandspring and a Qualified Person under National Instrument 43-101 has reviewed and approved this press release on behalf of the Board of Directors.

Additional information on Sandspring Resources Ltd. can be viewed on SEDAR under the Corporation’s company profile at www.sedar.com or on Sandspring’s website at www.sandspringresources.com.

For Further Information, Please Contact:

Mr. Abraham Drost, P.Geo. President
Sandspring Resources Ltd.
1136 Alloy Drive, Thunder Bay ON Canada P7J-1H2
Tel: (807) 252-7800

The foregoing securities have not been registered under the United States Securities Act of 1933, as amended, and these securities may not be offered or sold within the United States or to, or for the account or benefit of U.S. persons absent U.S. registration or an applicable exemption from U.S. registration requirements. This release does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state where such offer, solicitation or sale would be unlawful.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.